Exhibit 99.2

To Our Shareholders:

         Your Board of Directors today instituted a Shareholders Rights Plan through the declaration of a dividend distribution of Preferred Share Purchase Rights. This letter describes the Share Purchase Rights Plan and the Board's reasons for adopting it.

         These Rights contain provisions to protect shareholders in the event of an unsolicited attempt to acquire the Company, including a gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all shareholders equally, a squeeze-out merger and other abusive takeover tactics which the Board believes are not in the best interests of shareholders. These tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares. However, it should be noted that no such takeover efforts have occurred to date, nor do we know of any which may occur in the future.

         Over 1,700 companies, including approximately half of the Business Week 1000 companies and Fortune 500 companies and approximately two-thirds of the companies in the Fortune 200, have issued rights to protect their shareholders against these tactics. We consider the Rights to be the best available means of protecting both your right to retain your equity investment in MedCath and the full value of that investment, while not foreclosing a fair acquisition bid for the Company.

         The Rights are not intended to prevent a takeover of the Company and will not do so. However, they should deter any attempt to acquire the Company in a manner or on terms not approved by the Board. The Rights approved today are designed to deal with the very serious problem of another person or company using abusive tactics to deprive MedCath's Board and its shareholders of any real opportunity to determine the destiny of the Company.

         The Rights may be redeemed by the Board of Directors for one cent per Right prior to the accumulation, through open-market purchases, a tender offer or otherwise, of 15% or more of the Company's shares by a single acquiror or group. Thus, the Rights should not interfere with any merger or business combination approved by the Board of Directors prior to that time.

Letter to Shareholders
October 15, 1996


         Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to you, and will not change the way in which you can presently trade the Company's shares. As explained in detail below, the Rights will only be exercisable if and when the problem arises which they were created to deal with. They will then operate to protect you against being deprived of your right to share in the full measure of your Company's long-term potential.

         Your Board was aware when it acted that some people have advanced arguments that securities of the sort we are issuing deter legitimate acquisition proposals. We carefully considered these views and concluded that the arguments are speculative and do not justify leaving shareholders without any protection against unfair treatment by an acquiror -- who, after all, is seeking his own company's advantage, not yours. Your Board believes that these Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

         The Rights will be issued on October 28, 1996, to shareholders of record on that date and will expire in ten years. Initially, the Rights will not be exercisable, certificates will not be sent to you, and the Rights will automatically trade with the common shares. However, ten days after a person or group acquires 15% or more of the Company's shares, or ten business days (or such later date as may be determined by the Board prior to a person or group acquiring 15% or more of the Company's shares) after a person or group announces an offer the consummation of which would result in such person or group owning 15% or more of the shares (even if no purchases actually occur), the Rights will become exercisable and separate certificates representing the Rights will be distributed. We expect that the Rights will begin to trade independently from the Company's shares at that time. At no time will the Rights have any voting power.

         When the Rights first become exercisable, unless a person or group has acquired 15% or more of the Company's shares, a holder will be entitled to buy from the Company one one-hundredth of a share of a new series of junior participating preferred stock for $120. If the Company is involved in a merger or other business combination at any time after a person or group has acquired 15% or more of the Company's shares, the Rights will entitle a holder to buy a number of shares of common stock of the acquiring company having a market value of twice the exercise price of each Right. For example, if at the time of the business combination the acquiring company's stock has a per share value of $60, the holder of each Right would be entitled to receive 4 shares of the acquiring company's common stock for $120, i.e., at a 50% discount.

Letter to Shareholders
October 15, 1996


         If any person or group acquires 15% or more of the Company's outstanding common stock, the "flip-in" provision of the Rights will be triggered and the Rights will entitle a holder (other than such person or any member of such group) to buy a number of additional shares of common stock of the Company having a market value of twice the exercise price of each Right. Thus, if at the time of the 15% acquisition the Company's stock were to have a market value per share equal to $30, the holder of each Right (other than such person or any member of such group) would be entitled to receive 8 shares of MedCath common stock for $120.

         Following the acquisition by any person or group of 15% or more of the Company's common stock, but only prior to the acquisition by a person or group of a 50% stake, the Board of Directors will also have the ability to exchange the Rights (other than Rights held by such person or group), in whole or in part, for one share of common stock (or one one-hundredth of a share of the new series of junior participating preferred stock) per Right. This provision will have an economically dilutive effect on the acquiror, and provide a corresponding benefit to the remaining rightsholders, that is comparable to the flip-in without requiring rightsholders to go through the process and expense of exercising their Rights.

         While, as noted above, the distribution of the Rights will not be taxable to you or the Company, shareholders may recognize taxable income upon the occurrence of certain subsequent events.

         In addition to instituting the Rights Plan, your Board today amended the Amended and Restated Articles of Incorporation of the Company to authorize the new series of junior participating preferred stock purchasable upon exercise of the Rights. The shares of the new series of junior participating preferred stock will be nonredeemable. Each preferred share will be entitled to an aggregate dividend equal to the greater of $1 per share or 100 times the dividend declared on the common shares. In the event of liquidation, the holders of the preferred shares will be entitled to receive an aggregate liquidation payment equal to the greater of $100 or 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the common shares. Finally, in the event of any merger, consolidation or other transaction in which common shares are exchanged, each preferred share will be entitled to receive 100 times the amount received per common share. These rights are protected by customary anti-dilution provisions. In the event of issuance of preferred shares upon exercise of the Rights, in order to facilitate trading a depository receipt may be issued for each one one-hundredth of a preferred share. The dividend, liquidation and voting rights, and the non-redemption feature, of the preferred shares are designed so that the value of the one-hundredth interest in a preferred share purchasable with each right will approximate the value of one share of common stock.

Letter to Shareholders
October 15, 1996


         In declaring the Rights dividend, we have expressed our confidence in the future and our determination that you, our shareholders, be given every opportunity to participate fully in that future.

         Also enclosed is a summary of the rights Plan that should accompany your stock certificates. A complete copy of the Rights Plan is available free of charge from the Investor Relations department of the Company.

                                        On behalf of the Board of Directors,




                                        Stephen R. Puckett
                                        President, Chairman of the Board
                                        of Directors and Chief Executive Officer